SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549



SCHEDULE 13D/A
(Rule 13d-101)


Under the Securities Exchange Act of 1934
(Amendment No. 1)*


PTC Therapeutics, Inc.
 (Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

    69370C100
(CUSIP Number)

Brookside Capital Partners Fund, L.P.
           John Hancock Tower, 200 Clarendon St.
                                    Boston, Massachusetts 02116
		       (617) 516-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

	    October 16, 2014
(Date of Event Which Requires Filing of This Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


 (Continued on following pages)



(Page 1 of 7 Pages)



CUSIP No. 69370C100

13D/A

Page 2 of 7 Pages

1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Brookside Capital Partners Fund, L.P.
EIN No.: 04-3313066

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	?

(b)


3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
1,083,333 Shares


8.


SHARED VOTING POWER
 0 (see Item 5)


9.


SOLE DISPOSITIVE POWER
1,083,333 Shares


10.


SHARED DISPOSITIVE POWER
 0 (see Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,083,333 Shares (see Item 5)

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.27%

14.

TYPE OF REPORTING PERSON
	 PN






CUSIP No. 69370C100

13D/A

Page 3 of 7 Pages


1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Brookside Capital Trading Fund, L.P.
EIN No.: 26-4233731

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	?

(b)


3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
1,676,300 Shares


8.


SHARED VOTING POWER
 0 (see Item 5)


9.


SOLE DISPOSITIVE POWER
1,676,300 Shares


10.


SHARED DISPOSITIVE POWER
 0 (see Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,676,300 Shares (see Item 5)

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.06%

14.

TYPE OF REPORTING PERSON
	 PN


Explanatory Note

On October 16, 2014, PTC Therapeutics, Inc., a Delaware corporation
(the "Issuer") announced the closing of an underwritten public offering (the "Offering") of 3,000,000 shares of its Common Stock, $0.001 par value per share (the "Common Stock"). This Amendment No. 1 ("Amendment No. 1") to the Schedule 13D, filed with the SEC on July 3, 2013 on behalf of the following (collectively, the "Reporting Persons"): (1) Brookside Capital Partners Fund, L.P., a Delaware limited partnership ("Partners Fund"), whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors"), whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management"); and (2) Brookside Capital Trading Fund, L.P., a Delaware limited partnership
("Trading Fund"), whose sole general partner is Brookside Capital Investors II, L.P., a Delaware limited partnership ("Brookside
Investors II"), whose sole general partner is Brookside Management
(the "Original Schedule 13D"), is filed to reflect the percentage change in the Reporting Persons' beneficial ownership as a result of the Offering and the purchases made by the Trading Fund described in Item 4 of this Amendment No. 1. This Amendment No. 1 amends and supplements the Original
Schedule 13D only to the extent provided herein and all other items in the Original Schedule 13D remain unchanged.


Item 4. 	Purpose of Transaction


Item 4 is hereby amended and supplemented to add the following:

The Trading Fund made seven purchases from November 18, 2013 through February 13, 2014, totaling 528,692 shares of Common Stock from the Issuer for an aggregate purchase price of $12,082,350.29
(before fees and expenses) ("Additional Purchases") and one sale on October 15, 2014, totaling 102,392 shares of Common Stock from the Issuer ("Sale"). Following the Additional Purchases and subsequent Sale, the Reporting Persons hold, in aggregate, 2,759,633 shares of Common Stock.

The purpose of the Additional Purchases described above is for investment purposes and the Additional Purchases were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.




Item 5.	Interest in Securities of the Company

Item 5 is amended and restated in its entirety as follows:

(a) - (c) The information contained on the cover pages to this Schedule 13D/A is hereby incorporated herein by reference. As reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) on October 10, 2014 with the Securities and Exchange Commission
(the "2014 Prospectus"), there are 33,102,647 shares of Common Stock outstanding following the Offering. The Trading Fund beneficially owns 1,676,300 shares of Common Stock, representing 5.06% of the Issuer's outstanding Common Stock, and the Partners Fund beneficially owns 1,083,333 shares of Common Stock, representing 3.27% of the Issuer's outstanding Common Stock. Collectively, the Reporting Persons beneficially own 2,759,633 shares of Common Stock, representing 8.34% of the Issuer's outstanding Common Stock.

	Brookside Investors, as the sole general partner of the Partners Fund, may be deemed to share voting and dispositive power with respect to 1,083,333 shares of Common Stock currently held by the Partners Fund, representing 3.27% of the shares of the Issuer's outstanding Common Stock. Brookside Investors II, as the sole general partner of the Trading Fund, may be deemed to share voting and dispositive power with respect to 1,676,300 shares of Common Stock currently held by the Partners Fund, representing approximately 5.06% of the Issuer's outstanding Common Stock. The filing of this Statement shall not be construed as an admission that Brookside Investors and Brookside Investors II are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by the Partners Fund and the Trading Fund.

	Brookside Management, as the sole general partner of Brookside Investors and Brookside Investors II, may be deemed to share voting and dispositive power with respect to 2,759,633 shares of Common Stock currently held by the Partners Fund and the Trading Fund, representing 8.34% of the shares of Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Brookside Management is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Partners
Fund and the Trading Fund.

(d) 	Except as otherwise described in this Item 5, no one other than the
Partners Fund and the Trading Fund has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Partners Fund and the Trading Fund.

(e)	Not applicable.



SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 16, 2014


                    BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                    By: Brookside Capital Investors, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                    By: /s/ Matthew McPherron
                    Name: Matthew McPherron
                    Title: Managing Director

                    BROOKSIDE CAPITAL TRADING FUND, L.P.

                    By: Brookside Capital Investors II, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                    By:  /s/ Matthew McPherron
                    Name: Matthew McPherron
                    Title: Managing Director